ZHONGCHAO INC.

Nanxi Creative Center, Suite 218

841 Yan’An Middle Road

Jing’An District, Shanghai, China 200040

February 14, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Registration Statement on Form F-1/A Originally filed on November 21, 2019 File No. 333-234807

Withdrawal of Acceleration Request - Registration Statement on Form F-1/A (File No. 333-234807)

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2020 in which we requested the effective date of the above-captioned Registration Statement (File No. 333-234807) on Form F-1/A be accelerated so that it would be declared effective at 4:00 p.m., Eastern Time, on February 14, 2020, or as soon as thereafter practicable.

The purpose of this letter is to memorialize our conversion with the Securities and Exchange Commission on February 14, 2020 prior to 4:00 p.m., Eastern Time in which we advised that we are not seeking effectiveness of the above-captioned Registration Statement on Form F-1/A at the above requested time and that we intend to resubmit our request for acceleration of effectiveness at a later date.

We hereby formally withdraw our request for acceleration of the effective date at 4:00 p.m., Eastern Time, on February 14, 2020.

If you have any further questions, please contact Arila Zhou, Esq., at 212-530-2232, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,
Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer

Cc:	Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC